 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* ADAMS, SR, RICHARD M (Last) (First) (Middle) 514 MARKET STREET (Street) PARKERSBURG, WV 26101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol UNITED BANKSHARES, INC UBSI
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/02/2002		R	7 | A | $29.3300	393424	D
Common Stock					46877	I	By Immediate Family
Common Stock					8174	I	Family Trust
Common Stock					34380	I	Trust
Common Stock					2757	I	Wife - IRA
Common Stock - Direct IRA					3133	D

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ADAMS, SR, RICHARD M - December 31, 2003
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$29.3700					11/08/2002 | 11/08/2012	Common Stock - 30000		30000	D
Stock Option	$13.5000					11/23/1993 | 11/23/2003	Common Stock - 20000		20000	D
Stock Option	$11.5000					11/28/1994 | 11/28/2004	Common Stock - 29000		29000	D
Stock Option	$15.0000					11/27/1995 | 11/27/2005	Common Stock - 25428		25428	D
Stock Option	$14.8750					11/07/1996 | 11/07/2006	Common Stock - 25428		25428	D
Stock Option	$22.0000					11/14/1997 | 11/14/2007	Common Stock - 28000		28000	D
Stock Option	$27.0000					11/05/1998 | 11/05/2008	Common Stock - 24000		24000	D
Stock Option	$27.1200					11/01/2001 | 11/01/2011	Common Stock - 30000		30000	D
Stock Option	$25.6250					11/04/1999 | 11/04/2009	Common Stock - 24000		24000	D
Stock Option	$19.1880					11/02/2000 | 11/02/2010	Common Stock - 24000		24000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Jennie S Singer, Lmtd POA, Attorney-in-Fact __________________ ** Signature of Reporting Person Date Power of Attorney Page 2